                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                     For the year ended December 31, 2000

                           HOMESTAKE MINING COMPANY
                                 SAVINGS PLAN
                             (Full title of Plan)

                           HOMESTAKE MINING COMPANY
               (Issuer of Securities Held Pursuant to the Plan)

                        1600 Riviera Avenue, Suite 200
                          Walnut Creek, CA 94596-3568
                   (Address of principal executive offices)

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAKE MINING COMPANY
SAVINGS PLAN



By   /s/ T.H. Wong
     ----------------------------
     T.H. Wong
     Assistant Treasurer and
     Assistant Secretary



June 26, 2001

Item 1.   Financial Statements and Exhibits

          a. Financial Statements for the two years ended December 31, 2000 and 1999 and Supplemental Schedule as of and for the year ended December 31, 2000 and Report of Independent Accountants

          b. Exhibit No. 23

              Consent of Independent Accountants

Homestake Mining Company
Savings Plan
Financial Statements As of December 31, 2000 and 1999
and for the year ended December 31, 2000

Homestake Mining Company Savings Plan
Table of Contents
--------------------------------------------------------------------------------------------------------------------



                                                                                                            Pages
Report of Independent Accountants                                                                             1

Financial Statements

     Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                         2

     Statement of Changes in Net Assets Available for Benefits
         For the Year Ended December 31, 2000                                                                 3

Notes to Financial Statements                                                                              4 - 10

Supplemental Schedule

     Schedule of Assets Held for Investment Purposes as of December 31, 2000                                 11

                       Report of Independent Accountants


Homestake Mining Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Homestake Mining Company Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
PRICEWATERHOUSECOOPERS LLP

June 25, 2001

Homestake Mining Company Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
(in thousands)
--------------------------------------------------------------------------------

                                                        2000          1999
Assets
Investments:
  Common/Collective Trusts                           $ 19,376      $ 26,396
  Mutual Funds                                         30,608        34,891
  Personal Choice Retirement Accounts                     662           252
                                                    ----------    ----------

                                                       50,646        61,539
                                                    ----------    ----------

  Participant loans                                     1,283         1,614
                                                    ----------    ----------

    Total assets                                       51,929        63,153
                                                    ----------    ----------

    Net assets available for benefits                $ 51,929      $ 63,153
                                                    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

Homestake Mining Company Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2000
(in thousands)
--------------------------------------------------------------------------------

Additions to net assets attributed to:
 Interest and dividends                                                $  1,219
 Net depreciation in the fair value of investments                       (6,598)
                                                                      ----------

                                                                         (5,379)
                                                                      ----------
Contributions:
 Company, in stock                                                        1,255
 Participants, in cash                                                    1,940
 Other contributions/forfeitures                                            100
                                                                      ----------

                                                                          3,295
                                                                      ----------

    Total additions                                                      (2,084)
                                                                      ----------

Deductions from net assets attributed to:
 Benefits paid to participants                                            9,140
                                                                      ----------

    Total deductions                                                      9,140
                                                                      ----------

    Net decrease                                                        (11,224)

Net assets available for plan benefits:
 Beginning of year                                                       63,153
                                                                      ----------

 End of year                                                           $ 51,929
                                                                      ==========

   The accompanying notes are an integral part of these financial statements.

Homestake Mining Company Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Description of Plan

     The following description of the Homestake Mining Company Savings Plan (the
     Plan) provides only general information. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

          General

          The Plan is a multiple-employer defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code Sections 401(a) and 401(k)) covering the following employees who have completed three months of service: all full-time salaried employees of Homestake Mining Company and its subsidiaries (the Company) in the United States and certain other locations, all hourly employees of the Company in the United States who are not covered by collective bargaining agreements, as well as all temporary employees of the Company in the United States who have completed one year of service, and employees of the 50% owned Pinson mine operated by Homestake Mining Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

          The Plan is administered by the Company. Charles Schwab Retirement Plan Services, Inc. is the Plan's recordkeeper and investment advisor, and Charles Schwab Trust Company is the Trustee.

          Contributions

          Participation is voluntary. Participants may make pre-tax or after-tax contributions of between 1% and 15% (between 1% and 14% pre-tax) of compensation subject to Internal Revenue Code limitations. Participant contributions not exceeding 6% of wages or salary are matched 100% by the Company.

          Participants may make a rollover contribution to the Plan of amounts previously contributed to another qualified plan. Rollover contributions are not matched by the Company.

          Each participant may cause some or all of its current or cumulative contributions, including any amounts contributed by the Company to match contributions, to be invested in one or more of the investments made available through the Plan.

          Effective January 1998, Company matching contributions formerly made in cash can be made in Homestake Mining Company common stock or cash at the discretion of the Company's Board of Directors. During the 2000 Plan year, all Company matching contributions were made in Homestake Mining Company common stock.

Homestake Mining Company Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

          Participants' Accounts

          A separate account is maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from each investment fund, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

          Vesting

          Participant contributions and any income (loss) thereon are fully vested at all times. Company matching contributions and any income
          (loss) thereon are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, on attainment of age 65, or on the occurrence of death or disability.

          Payment of Benefits

          The Plan permits withdrawal of after-tax contributions.

          The Plan permits withdrawal of pre-tax contributions upon:

               (1)  Termination of employment;

               (2)  Attainment of age 59 1/2;

               (3) Death (with vested account balance paid to designated beneficiary);

               (4)  Hardship.

          The Plan permits withdrawal of vested Company matching contributions made prior to January 1, 1994; however, the right of any participant who makes such a withdrawal to continue receiving Company matching contributions is suspended for twelve months.

          Distribution of benefits, except for certain participants who are required to receive annuities, can be made, at the election of the participant, in the form of a single lump-sum cash payment, partial payment made in a lump-sum with the remainder paid later, or periodic installments.

          Participant Loans

          Participants may borrow from their vested accounts between $1,000 and $50,000 but not more than 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at prime rate plus 1%. Loans are collateralized by the borrower's vested accounts in the Plan and repayments are made through payroll deductions on at least a monthly basis.

Homestake Mining Company Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

          Forfeitures

          Forfeitures of Company matching contributions made on behalf of former employees whose employment was terminated before such contributions were vested, can be utilized to restore participants' accounts, to pay plan fees and expenses, to offset company matching contributions, or can be allocated to participants.

          For the 2000 and 1999 Plan years, forfeitures were allocated to each participant in proportion to the Company matching contributions made to such individual's accounts during the Plan year.

2.   Significant Accounting Policies

          Basis of Accounting

          The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

          Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

          Investment Valuation and Income Recognition

          Shares and units in investment funds are valued at quoted market prices, representing the net asset value of the shares or units held by the Plan at year end.

          Participant loans receivable are valued at cost, which approximates market value.

          Purchases and sales of securities are recorded on a trade-date basis, utilizing the average cost method in determining the basis of investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Withdrawals

          Withdrawals of securities from the Homestake Mining Company Common Stock Fund may be made in cash, common stock, or both, and are reported at market value. Withdrawals from all other funds, including the Personal Choice Retirement Account (PCRA), are made in cash.

          Net Appreciation (Depreciation) in Fair Value of Investments

          The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments consisting of realized gains (losses) and the unrealized appreciation (depreciation).

Homestake Mining Company Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

3.   Risks and Uncertainties

     Plan assets are invested in collective trust and mutual funds, and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is possible that changes in the value of one or more of such investments in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for Plan benefits, and the statement of changes in net assets available for Plan benefits.

     A significant portion of the Plan's assets is invested in the Homestake Mining Company Common Stock Fund and is, therefore, subject to fluctuations in the market value of such stock, which is, in turn, impacted by the price of gold.

4.   Plan Termination

     Although the Company has not expressed any intent to do so, it has the right under the Plan and subject to applicable law, to discontinue its matching contributions at any time and to terminate the Plan. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

5.   Plan Tax Status

     The Plan obtained its latest determination letter in April 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code. This determination is subject to the adoption of proposed amendments by the Plan. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Participants are not subject to federal income taxes on their pre-tax contributions, Company matching contributions, or investment earnings allocated to their accounts until withdrawals are made.

6.   Related Party Transactions

     Certain Plan investments are units in investment funds managed by the Trustee. Therefore, these transactions are transactions with parties-in-interest.

7.   Administrative Expenses

     Certain costs associated with administering the Plan are paid directly by the Company.

Homestake Mining Company Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

8.   Investments

     Investments at December 31, 2000 and 1999 are comprised of the following:

                                                              Number       Value           Fair
                                                                of          Per            Value
                                                              Units         Unit       (in thousands)
                                                           -------------  ---------    --------------
        2000

          Common/Collective Trusts at fair value:
          * Schwab Stable Value Select Fund                    1,025,950    $ 12.87      $     13,204
          * Homestake Mining Company Stock Fund                1,344,354       4.59             6,172
                                                                                       --------------

                                                                                               19,376
                                                                                       --------------

          Mutual Funds at fair value:
          * Schwab MarketTrack Balanced Fund                     184,121      14.70             2,707
            Schwab MarketTrack Conservative Fund                  88,687      12.83             1,138
            Schwab MarketTrack Growth Fund                       154,813      16.15             2,500
          * Schwab S&P 500 Select Fund                           669,735      20.37            13,642
          * Invesco Total Return Fund                            185,538      26.43             4,903
            Safeco Growth Fund                                    37,970      22.33               848
            Scudder Growth & Income Fund                          76,446      24.15             1,846
            Templeton Institutional Foreign Equity Fund           99,768      16.95             1,691
            PIMCO Total Return Institutional Fund                128,256      10.39             1,333
                                                                                       --------------

                                                                                               30,608
                                                                                       --------------

          Personal Choice Retirement Accounts                                                     662
                                                                                       --------------

          Participant loans, at book value (which
            approximates fair value)                                                            1,283
                                                                                       --------------

                 Total investments                                                       $     51,929
                                                                                       ==============

* Represents 5% or more of the net assets available for benefits.

Homestake Mining Company Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

                                                                       Number      Value         Fair
                                                                         of         Per          Value
                                                                       Units       Unit      (in thousands)
                                                                     ---------   --------    --------------
     1999

          Common/Collective Trusts at fair value:
          * Schwab Stable Value Select Fund                          1,379,045    $ 12.16       $ 16,769
          * Homestake Mining Company Stock Fund                      1,129,936       8.52          9,627
                                                                                                --------

                                                                                                  26,396
                                                                                                --------

          Mutual Funds at fair value:
            Schwab MarketTrack Balanced Fund                           193,553      15.46          2,992
            Schwab MarketTrack Conservative Fund                        99,369      13.12          1,304
            Schwab MarketTrack Growth Fund                             102,540      17.53          1,798
          * Schwab S&P 500 Select Fund                                 690,795      22.65         15,646
          * Invesco Total Return Fund                                  259,190      28.96          7,506
            Safeco Growth Fund                                          15,843      23.30            369
            Scudder Growth & Income Fund                                99,465      26.69          2,655
            Templeton Institutional Foreign Equity Fund                 70,359      21.53          1,515
            PIMCO Total Return Institutional Fund                      111,753       9.90          1,106
                                                                                                --------

                                                                                                  34,891
                                                                                                --------

          Personal Choice Retirement Accounts                                                        252
                                                                                                --------

          Participant loans, at book value (which approximates fair value)                         1,614
                                                                                                --------

                    Total investments                                                           $ 63,153
                                                                                                ========

        * Represents 5% or more of the net assets available for benefits.


     All earnings on the investment funds are credited to each fund daily. These earnings include interest, dividends, and net appreciation (depreciation) in fair value.

     The Invesco Total Return Fund seeks reasonably consistent total returns over a variety of market cycles by investing in a combination of equity securities and fixed income securities.

     The Schwab MarketTrack group of funds are hybrid funds that invest in stocks, bonds and cash. The Schwab MarketTrack Conservative Fund seeks income and more growth potential than an all bond fund. The Schwab MarketTrack Balanced Fund seeks to provide maximum total return including both capital growth and income. The Schwab MarketTrack Growth Fund seeks high capital growth with less volatility than an all stock portfolio.

     The Homestake Mining Company Stock Fund invests in shares of Homestake Mining Company.

     The Safeco Growth Fund seeks long-term capital growth. The fund normally invests in common stocks of smaller size companies but may also invest in stocks of companies of all sizes.

Homestake Mining Company Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     The Scudder Growth & Income Fund seeks long-term capital growth and current income. The fund invests primarily in dividend-paying common stocks, preferred stocks, and convertible securities with growth potential.

     The Templeton Institutional Foreign Equity Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

     The Schwab S&P 500 Select Fund invests in substantially the same stocks in the same percentage weightings as the Standard & Poor's 500 Composite Stock Price Index seeking to approximate as closely as practicable the rate of return of that index.

     The PIMCO Total Return Institutional Fund is a broad market bond fund which invests in a diversified portfolio of fixed income securities with varying maturities.

     The Schwab Stable Value Select Fund invests primarily in guaranteed investment contracts, synthetic guaranteed investment contracts and U.S. Treasury and agency securities.

     The Personal Choice Retirement Account ("PCRA") is a Schwab individual brokerage account available under the Plan. This account allows participants to select a broad range of stocks, bonds or mutual funds. However, certain investments and securities are not permitted in the PCRA. Plan participants could allocate up to 25% of their total account balance to the PCRA. Effective January 1, 2001, this percentage was increased to 50%.

9.   Acceleration of Vesting Percentages

         Pinson Mine

         On February 1, 1999, the Pinson mine discontinued mining operations and the employment of a number of Plan participants was terminated. In accordance with the Plan, the vesting percentages of all such Pinson mine participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

         Ruby Hill Mine

         Effective August 1, 2000, any Ruby Hill mine participant whose employment was terminated after May 1, 2000, and whose vesting percentage was less than 100% was accelerated to 100% upon termination.

         Other

         Effective July 23, 1999, any participant whose service with any affiliated companies is terminated after June 4, 1999, but prior to December 31, 1999, will be fully vested in his or her entire account as of the date of such termination if that participant is notified by an affiliated company that his or her termination of service occurred as a result of an organizational restructuring.

10.  Subsequent Event

         On June 25, 2001, Barrick Gold Corporation ("Barrick") and Homestake Mining Company announced that they have agreed to merge. Under the merger agreement, Barrick will exchange 0.53 of a Barrick share for each of Homestake Mining Company's 263.3 million outstanding shares. The transaction is subject to regulatory and Homestake Mining Company shareholders' approval. If approved, the transaction is expected to be completed by the end of 2001 or early 2002.

Homestake Mining Company Savings Plan
Schedule of Assets Held for Investment Purposes
At December 31, 2000
--------------------------------------------------------------------------------

                    (b) Identity of                        (c) Description of Investment
                   Issuer, Borrower,                          including Maturity Date,               (d) Current
                      Lessor, or                           Rate of Interest, Collateral,                Value
 (a)                 Similar Party                             Par or Maturity Value                (in thousands)
----  --------------------------------------------   -------------------------------------------    --------------
 *    Charles Schwab Investment Management           Schwab Stable Value Select Fund
                                                        (1,025,950 units)                              $ 13,204

 *    Charles Schwab Investment Management           Schwab MarketTrack Balanced Fund
                                                        (184,121 units)                                   2,707

 *    Charles Schwab Investment Management           Schwab MarketTrack Conservative Fund
                                                        (88,687 units)                                    1,138

 *    Charles Schwab Investment Management           Schwab MarketTrack Growth Fund
                                                        (154,813 units)                                   2,500

 *    Charles Schwab Investment Management           Schwab S&P 500 Select Fund (669,735 units)          13,642

 *    Charles Schwab Retirement Plan Services, Inc.  Homestake Mining Company Stock Fund
                                                        (1,344,354 units)                                 6,172

      Invesco                                        Invesco Total Return Fund (185,538 units)            4,903

      Safeco Asset Management                        Safeco Growth Fund (37,970 units)                      848

      Scudder Kemper Investments                     Scudder Growth & Income Fund
                                                        (76,446 units)                                    1,846

      Templeton Investment Counsel, Inc.             Templeton Institutional Foreign
                                                        Equity Fund (99,768 units)                        1,691

      Pacific Investment Management Company          PIMCO Total Return
                                                        Institutional Fund (128,256 units)                1,333

 *    Participant notes                              (Repayable over five years unless it is
                                                        for purchase of a principal residence which
                                                        is repayable over ten years.  Rate during
                                                        2000 ranged from 7.87% to 10.5%.)                 1,283
                                                                                                       --------

                                                                                                         51,267
                                                                                                       --------

 *    Charles Schwab Retirement Plan Services, Inc.  Personal Choice Retirement Account

                                                        Cash Equivalents (64,968 units)                      65

                                                        AT&T Corp (100 units)                                 2

                                                        Agilent Technologies Inc. (250 units)                14

                                                        Amazon Com. Inc. (125 units)                          2

                                                        Amgen Inc. (100 units)                                6

                                                        Applera Celera Genomics (100 units)                   4

Homestake Mining Company Savings Plan
Schedule of Assets Held for Investment Purposes
At December 31, 2000
--------------------------------------------------------------------------------

                    (b) Identity of                        (c) Description of Investment
                   Issuer, Borrower,                          including Maturity Date,               (d) Current
                      Lessor, or                           Rate of Interest, Collateral,                Value
 (a)                 Similar Party                             Par or Maturity Value                (in thousands)
----  --------------------------------------------   -------------------------------------------    ---------------
                                                        Applied Materials Inc. (200 units)                $   8

                                                        Archer Daniels Midland Co. (1,050 units)             16

                                                        At Home Corp. (322 units)                             2

                                                        Avaya Inc. (32 units)                                 1

                                                        Bank One Corp. (100 units)                            4

                                                        Bell Microproducts Inc. (100 units)                   2

                                                        Berkshire Hathaway (5 units)                         12

                                                        BP Amoco PLC ADR (328 units)                         16

                                                        CMGI Inc. (118 units)                                 1

                                                        Cisco Systems Inc. (100 units)                        4

                                                        Commerce One Inc. (11 units)                          -

                                                        Corning Inc. (100 units)                              5

                                                        E-Trade Group Inc. (200 units)                        1

                                                        Ebay Inc. (36 units)                                  1

                                                        First Union Corp. (100 units)                         3

                                                        Firstar Corp. (1,000 units)                          23

                                                        Freeport-McMoran Cooper & Gold
                                                        (1,000 units)                                         9

                                                        Gap Inc. (100 units)                                  3

                                                        Genentech Inc. (60 units)                             5

                                                        General Electric Co. (105 units)                      5

                                                        General Motors Corp. (600 units)                     14

                                                        Gillette Co. (200 units)                              7

                                                        Hewlett-Packard Co. (600 units)                      19

                                                        Intel Corp. (100 units)                               3

                                                        JDS Uniphase Corp. (100 units)                        4

Homestake Mining Company Savings Plan
Schedule of Assets Held for Investment Purposes
At December 31, 2000
--------------------------------------------------------------------------------

                    (b) Identity of                        (c) Description of Investment
                   Issuer, Borrower,                          including Maturity Date,               (d) Current
                      Lessor, or                           Rate of Interest, Collateral,                Value
 (a)                 Similar Party                             Par or Maturity Value                (in thousands)
----  --------------------------------------------   -------------------------------------------    ---------------
                                                        Johnson & Johnson (50 units)                      $   5

                                                        Keyspan Corp. (800 units)                            34

                                                        LSI Logic Corp. (150 units)                           3

                                                        Lucent Technologies Inc. (400 units)                  5

                                                        Macromedia (500 units)                               30

                                                        McDonalds Corp. (100 units)                           3

                                                        McKesson HBOC Inc. (100 units)                        4

                                                        Merck & Co. Inc. (50 units)                           5

                                                        Micron Technologies (200 units)                       7

                                                        Microsoft Corp. (100 units)                           4

                                                        Microstrategy Inc Class A (300 units)                 3

                                                        MIPS Technologies Inc. (27 units)                     1

                                                        Motorola Inc. (600 units)                            12

                                                        Nokia Corp. (700 units)                              30

                                                        Openwave Systems Inc. (100 units)                     5

                                                        Palm, Inc. (700 units)                               20

                                                        Parametric Technology Corp.
                                                        (1,200 units)                                        16

                                                        Peoplesoft Inc. (200 units)                           7

                                                        Qualcomm Inc. (100 units)                             8

                                                        Rite Aid Corp. (12,000 units)                        29

                                                        SBC Communication Inc. (300 units)                   14

                                                        Silicon Graphics (200 units)                          1

                                                        Sun Microsystems Inc. (300 units)                     8

                                                        Texas Instruments Inc. (75 units)                     4

                                                        The Charles Schwab Corp. (675 units)                 19

Homestake Mining Company Savings Plan
Schedule of Assets Held for Investment Purposes
At December 31, 2000
--------------------------------------------------------------------------------

                    (b) Identity of                        (c) Description of Investment
                   Issuer, Borrower,                          including Maturity Date,               (d) Current
                      Lessor, or                           Rate of Interest, Collateral,                Value
 (a)                 Similar Party                             Par or Maturity Value                (in thousands)
----  --------------------------------------------   -------------------------------------------    ---------------
                                                        Verticalnet Inc. (200 units)                      $   1

                                                        Vodafone Group PLC. (300 units)                      11

                                                        Wal-Mart Stores Inc. (200 units)                     11

                                                        Walt Disney Holding Company
                                                        (300 units)                                           9

                                                        WorldCom Inc. (100 units)                             1

                                                        Xircom (100 units)                                    2

                                                        Chase Manhattan 10.84% PFD (700 units)               19

                                                        Utilicorp United 9.75% (600 units)                   20

                                                        Federated International Small Co. Fund
                                                        (189 units)                                           5

                                                        Plum Creek Timber Co. (900 units)                    23

                                                        RS Diversified Growth Fund (195 units)                4

                                                        NASDAQ 100 Shares (305 units)                        18
                                                                                                       ---------
                                                                                                            662
                                                                                                       ---------
                                                                                                       $ 51,929
                                                                                                       ---------

*   Represents party-in-interest to Plan